Exhibit 99.1

ReTo Eco-Solutions Reports Full Year 2019 Financial Results

BEIJING, CHINA – October 30, 2020 - ReTo Eco-Solutions, Inc. (the “Company,” “we” or “ReTo”) (NASDAQ: RETO), a one-stop, total technology solutions provider for the healthy improvement of ecological environments, today announced financial results for the year ended December 31, 2019.

Mr. Li Hengfang, ReTo’s Chairman and Chief Executive Officer, commented, “We believe our 2019 financial results reflect the adverse impact of multiple non-recuring items, and do not reflect ReTo’s healthy underlying business fundamentals, the growth trajectory of the markets we are targeting or the inherent value of our extensive proprietary systems, technical expertise and highly experienced team.”

Mr. Hengfang continued, “Our focus on improving the environment through sustainable development, directly aligns ReTo with our customers and the communities they serve, and presents us with many opportunities for growth. We intend to increase our revenue and market share by expanding our business network internationally. In order to expand our international market, we plan to add four to five distributors in South America and the Middle East. In addition, we plan to participate in targeted international marketing events, such as seminars, workshops, and trade shows, to promote our products with potential new customers in order to strengthen our network and further expand our sales. While we are cautious given the ongoing worldwide impact of COVID-19, we are confident that we have in place the critical elements needed to achieve improved financial results, fortify our competitive position and put the Company on track for long-term success, as evidenced by the significant increase in revenue and profit generating contracts we have recently secured.”

Our 2019 consolidated financial statements included the operating results from both continuing operations and our discontinued operation. Our subsidiary Gu’an REIT was primarily engaged in manufacturing and distribution of machinery and equipment used for environmental-friendly construction materials production. On January 2, 2020, we sold our 100% ownership interest in Gu’an REIT to a third-party. The discontinued operation represents a strategic shift that has a major effect on our operations and financial results. The assets and liabilities related to the discontinued operations are classified as assets/liabilities held for sale as of December 31, 2019 and 2018, while results of operations related to the discontinued operations for the years ended December 31, 2019, 2018 and 2017, were reported as income (loss) from discontinued operations.

Revenues from our continuing operations for the year ended December 31, 2019 increased by approximately $0.3 million, or 1%, to approximately $29.6 million, as compared to $29.3 million for the year ended December 31, 2018. The increase was mainly due to increased machinery and equipment products sales, offset by a decrease of revenue from construction materials. The Company’s municipal construction and technology consulting services businesses did not make a material contribution to revenue for the year ended December 31, 2019.

Revenue from machinery and equipment sales associated with our continuing operations were $14.0 million for the year ended December 31, 2019, an increase of $4.9 million, or 53%, as compared to $9.2 million for the year ended December 31, 2018. The increase is primarily due to increased demand for the Company’s automated machine models and the diversification of its product offerings to meet customers’ demand for environmentally-friendly equipment.

Sales of the Company’s environmentally-friendly construction materials associated with our continuing operations was $15.3 million for the year ended December 31, 2019, a decrease of $3.5 million or 19%, as compared $18.8 million for the year ended December 31, 2018. The decrease was primarily due to more rigorous environmental protection procedures implemented by government authorities in Hainan Province, which raised the quality standard of construction materials used in the municipal project construction.

Cost of revenues associated with our continuing operations were $22.2 million for the year ended December 31, 2019, an increase of $6.9 million or 45%, as compared to $15.3 million for the year ended December 31, 2018. The increase mainly reflects higher costs associated with the Company’s construction materials sales, as it complies with more rigorous environmental protection procedures implemented by the Chinese government combined with higher third- party equipment purchase costs in order to fulfill customer orders during November through December 2019. The higher third-party purchase costs also negatively impacted gross margin.

Operating expenses were $15.5 million for the year ended December 31, 2019, an increase of $6.3 million or 68%, as compared to $9.3 million for the year ended December 31, 2018. The increase was due to an impairment of fixed assets of $1.5 million and the incurrence of $8.3 million in non-recurring bad debt expenses on uncollectible accounts receivable and advance payments as certain customers in China and India experienced that experienced financial distress, delayed or defaulted on payments, reduced the scale of their business, or suffered disruptions in their business.

Separately, the Company recorded a $2.2 million non-recurring impairment of acquisition deposit for the year ended December 31, 2019. The Company determined not to proceed with a definitive agreement following unsatisfactory negotiations with a third-party target company Ruihan Concrete Technology Co., Ltd. (“Ruihan”) for the purpose of a potential acquisition or business cooperation in the construction material area. As of December 31, 2019, the Company did not receive the refund from Ruihan after rigorous collection efforts given Ruihan’s financial difficulty and remote collection prospects.

Reflecting the adverse impact of the above mentioned increase in cost of revenues, non-recurring $8.3 million in bad debt expenses and $2.2 million impairment of acquisition deposit, net loss attributable to the Company was $14.8 million or $0.66 per basic and diluted share for the year ended December 31, 2019, as compared to net income attributable to the Company of $4.5 million or $0.20 per basic and diluted share for the year ended December 31, 2018.

Subsequent Year to Date 2020 Business Highlights:

•	The Company’s subsidiary, Xinyi REIT New Material Co., Ltd., officially commenced construction of a new Xinyi City waste treatment center. ReTo reached an agreement in 2019 with the Xinyi Municipal Government for the project, however, construction of the urban waste treatment facility was delayed due to the COVID-19 pandemic. Under the 5 year agreement, in addition to design, engineering and construction, ReTo will also use its proprietary technologies and handling systems to promote the goal of reducing, recycling and reusing construction waste in the urban area of Xinyi City. Upon completion, it is estimated that the annual processing volume of construction waste will exceed 600,000 tons.

•	ReTo announced the completion and local governmental acceptance of the design, engineering, supply and ongoing maintenance (“O&M”) for sewage treatment projects it was awarded in the Henan province. ReTo was awarded contracts covering 4 villages in Bo'ai County, Jiaozuo City, located in Henan province. The projects were awarded based on ReTo’s success on similar environmental projects, along with its proven technical excellence and proprietary technologies, which serve as the foundation for its sustainable environmental systems and solutions.
•	The Company announced it is promoting its proprietary equipment sales through an expansion of its entrusted operation and maintenance business (“O&M”). As a result of its efforts, the Company recently signed additional equipment contracts in the aggregate amount of RMB 3 Million with customers in Shijiazhuang City, Hebei Province and Jinan City, Shandong Province.
•	ReTo secured a contract from the Jiangsu Xinyi Port Terminal valued at RMB 5 million. The Jiangsu Xinyi Port Terminal is a major hub for commerce in China and internationally. In order to complete the contract effectively and efficiently, ReTo will use its proprietary equipment, technologies and processes to convert solid waste into high-quality ground paving material. ReTo has begun installation of its proprietary equipment at the terminal. Upon quality control testing, ReTo will perform ongoing operating and management services.
•	The Company’s Board of Directors approved an aftermarket services expansion of the ReTo’s one-stop solution to meet the expanding and increasingly complex ecological needs of its customers. The service expansion will include equipment operation and maintenance services, which is expected to help generate higher service margin revenue, while also promoting the equipment market and sales.
•	ReTo was selected to install and maintain an eco-friendly, state-of-the-art wastewater treatment solution in Beijing. The project is part of the high visibility Yanqing to Chongli Expressway, which was built to link the Yanqing district of Beijing and the Chongli district of Zhangjiakou, two competition zones for the 2022 Beijing Winter Olympics. Construction of the initial station has been completed.

About ReTo Eco-Solutions, Inc. (NASDAQ: RETO)

Founded in 1999, ReTo (NASDAQ: RETO) is a leader in ecological innovation, with sustainable environmental priorities and seeks to empower communities through its proprietary technologies, systems and solutions, which have been used to bring clean water and fertile soil to villages and cities worldwide. The Company is founded on its strategy of Technology Improves Ecology and is a full spectrum provider of products and services, ranging from the production of environmentally-friendly construction materials, environmental protection equipment and manufacturing equipment used to produce environmentally-friendly construction materials, to project consulting, design and installation for the health and improvement of ecological environments, such as ecological soil restoration, through solid waste treatment. For more information, please visit: http://en.retoeco.com

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding: 1) its ability to assist in environmental protection; and 2) its ability to complete new projects; 3) its ability to create shareholder value through its business and strategic initiatives; and 4) its ability to increase its market, network and expansion of sales are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of construction and ecological solutions in China and internationally; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and internationally and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Giorgio Zhao

Beijing Phone: +86-010-64827328

ir@retoeco.com or 310@reit.cc

Global IR Partners
David Pasquale

New York Phone: +1-914-337-8801

RETO@globalirpartners.com

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years ended December 31,
	2019	2018	2017
Revenues – third party customers	$29,467,755	$27,354,058	$25,904,393
Revenues – related parties	83,972	1,940,811	-
Total Revenues	29,551,727	29,294,869	25,904,393

Cost of revenues – third party customers	22,136,559	13,897,146	11,042,287
Cost of revenues – related parties	54,598	1,372,302	-
Total cost of revenues	22,191,157	15,269,448	11,042,287
Gross Profit	7,360,570	14,025,421	14,862,106

Operating Expenses
Selling expenses	1,308,436	1,902,323	1,720,630
General and administrative expenses	3,954,024	4,976,118	4,132,128
Bad debt expenses	8,331,344	1,724,133	880,395
Impairment of fixed assets	1,490,298	-	-
Research and development expenses	438,371	656,563	478,532
Total Operating Expenses	15,522,473	9,259,137	7,211,685

(Loss) income from Operations	(8,161,903)	4,766,284	7,650,421

Other Income (expenses):
Interest expense	(1,253,855)	(1,069,758)	(971,052)
Interest income	4,549	5,940	4,055
Impairment of acquisition deposit	(2,172,000)	-	-
Other income (expenses), net	293,996	(6,604)	149,853
Total Other Expenses, net	(3,127,310)	(1,070,422)	(817,144)

(Loss) income before provision for income taxes	(11,289,213)	3,695,862	6,833,277
Provision for income taxes	1,006,905	1,042,474	2,132,297
Net (loss) income from continuing operations	(12,296,118)	2,653,388	4,700,980
Net (loss) income from discontinued operations of Gu’an REIT	(2,801,131)	1,914,294	1,945,805
Net (Loss) Income	(15,097,249)	4,567,682	6,646,785

Less: net (loss) income attributable to noncontrolling interest	(294,635)	87,064	668,396
Net (loss) income attributable to ReTo Eco-Solutions, Inc.	$(14,802,614)	$4,480,618	$5,978,390

Net (loss) Income	$(15,097,249)	$4,567,682	$6,646,785
Other Comprehensive (loss) income:
Foreign currency translation adjustment:	(576,743)	(3,015,577)	2,109,103
Comprehensive (Loss) Income	(15,673,992)	1,552,105	8,755,888
Less: comprehensive (loss) income attributable to noncontrolling interest	(449,125)	(39,742)	1,265,817
Comprehensive (loss) income attributable to ReTo Eco-Solutions, Inc.	$(15,224,867)	$1,591,847	$7,490,071

(Loss) Earnings per share
Basic and diluted	$(0.66)	$0.20	$0.35

Weighted average number of shares
Basic and diluted	22,888,219	22,760,000	19,130,137

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2019	2018
ASSETS
Current Assets:
Cash and cash equivalents	$897,281	$1,458,483
Restricted cash	84,237	85,293
Accounts receivable, net – third parties	11,252,002	13,840,895
Accounts receivable, net - related party	469,474	450,473
Advances to suppliers, net – third parties	2,449,629	2,682,177
Advances to suppliers, net - related party	-	151,678
Inventories, net	888,203	1,212,344
Prepayments and other current assets	435,273	903,880
Acquisition deposit	-	2,181,000
Prepayment for construction of properties	3,661,800	-
Current assets held for sale associated with discontinued operation of Gu’an REIT	5,326,348	6,555,729
Total Current Assets	25,464,247	29,521,952

Property, plant and equipment, net	37,457,643	39,973,965
Intangible assets, net	6,145,179	6,395,138
Long-term investment in equity investee	28,720	-
Prepayment for construction of properties	-	3,707,700
Deferred tax assets	-	494,280
Right-of-use assets	505,630	-
Non-current assets held for sale associated with discontinued operation of Gu’an REIT	1,193,825	1,911,887
Total Assets	$70,795,244	$82,004,922

LIABILITIES AND EQUITY

Current Liabilities:
Short term loans	$8,309,098	$8,858,457
Long term bank loans - current portion	1,436,000	436,200
Advances from customers	3,087,315	3,523,024
Deferred revenue	471,375	473,358
Accounts payable	1,151,570	803,224
Accounts payable - related party	1,485,049	557,584
Accrued and other liabilities	2,487,616	2,266,260
Taxes payable	1,806,777	1,156,336
Due to related parties	405,222	599,890
Operating lease liabilities, current	177,903	-
Advance payment from the buyer associated with discontinued operation of Gu’an REIT	1,392,920	-
Current liabilities held for sale associated with discontinued operation of Gu’an REIT	3,004,924	2,007,334
Total Current Liabilities	25,215,769	20,681,667

Long term bank loans	7,323,600	8,142,400
Operating lease liabilities - noncurrent	301,012	-
Total Liabilities	32,840,381	28,824,067

Commitments and Contingencies

Stockholders’ Equity:
Common Stock, $0.001 par value, 200,000,000 shares authorized, 23,160,000 shares and 22,760,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively	23,160	22,760
Additional paid-in capital	42,725,852	42,278,252
Statutory reserve	2,632,797	2,632,797
Retained earnings (accumulated deficit)	(5,718,368)	9,084,246
Accumulated other comprehensive loss	(3,527,438)	(3,105,185)
Total RETO Eco Solutions Inc. Stockholders’ Equity	36,136,003	50,912,870

Noncontrolling interest	1,818,860	2,267,985
Total Equity	37,954,863	53,180,855

Total Liabilities and Equity	$70,795,244	$82,004,922